Robert A. Waegelein
Executive Vice President &
Chief Financial Officer

Six International Drive
Rye Brook, NY 10573
914 934 5200 phone
914-934-2949 fax
rwaegelein@uafc.com

December 7, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jeffrey Riedler

Re:	Universal American Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
File Number: 001-08506

Dear Mr. Riedler:

Universal American Corp. (the “Company”) is writing this letter in order to respond to the additional comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 20, 2009 from yourself to Robert A. Waegelein, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”), and the Company’s Definitive Proxy (the “Proxy”).

The numbered paragraph below corresponds to the number of the paragraph in which the comment was made.  For your convenience, we have included a copy of the comment to which we are responding above our response.

Comment and Response:

Definitive Proxy Statement

Executive Compensation - Annual Cash Bonuses, Page 32

1.               Comment:  We note your response to prior comment 6 and that you have provided a competitive harm analysis as to why you should not have to disclose the specific business unit performance measures used to determine the annual cash bonus awarded to NEOs aside from your CEO and CFO.  Please provide an example of proposed disclosure to be included in your 2010 proxy statement which generally describes the business unit performance objectives used to determine the annual cash bonus.

Please note that we are not requesting the disclosure of specific business unit performance targets that would provide competitors with information on the Company’s expectations for operating results relating to a specific business unit.

Response:

We intend to provide disclosure that is the same as, or substantially similar to, the disclosure provided below in our 2010 Proxy Statement:

Target bonus amounts for the named executive officers for 2009 were 75%, or in the case of our Chief Executive Officer, 150%, of base salary, with such target bonus amounts established with the competitiveness of the executives’ total pay package as a principal objective, and payable at target level upon 100% achievement of both objective company performance measures and subjective individual performance measures.

For the Chief Executive Officer, the relative weight given to each performance measure was 75% to company performance and 25% to individual performance.  For the Chief Financial Officer and the Chief Operating Officer, the relative weight given to each performance measure was 67% to company performance and 33% to individual performance.  For the other named executive officers, the relative weight was 50% to each of company performance and individual performance.

For 2009, a bonus pool for the company performance component of the named executive officers’ bonuses was created based on operating income, with 100% funding occurring upon achieving a target operating income for 2009 equal to $[•].  The actual bonus pool funding amount, and correspondingly, the company performance component of each named executive officer’s bonus, is increased or reduced by 1.5% for each 1.0% by which actual operating income exceeds or is less than, respectively, the target operating income.  Based upon actual operating income of $[•], the bonus pool for the company performance component for the named executive officers was [•]% funded for 2009, resulting in a company performance component equal to $[•], $[•], $[•], $[•], and $[•], respectively for each of the Chief Executive Officer, Chief Financial Officer, [and the other NEOs (to be listed)].

With respect to the individual performance component, the committee measured the performance of each of the named executive officers on a qualitative basis, at its [first] meeting following the end of the 2009 fiscal year. With respect to each of the named executive officers, the committee considered [to be completed based on results of committee meeting, with considerations applicable to any one individual specifically discussed], and with respect to named executive officers other than the Chief Executive Officer and the Chief Financial Officer, achievement of operating results at the business unit for which the named executive officer is primarily responsible.  In addition to target business unit operating income, which is a component of the overall company operating income target described above, the committee generally considered improvement in operating income, adherence to compliance requirements, and general operational performance in light of current market conditions, each measured on a business-unit level, in determining the achievement of the individual component of a named executive officers bonus.  In order to avoid allowing our competitors to ascertain our operating goals with respect to our business units, we are not providing the breakdown of business unit operating income targets or other applicable performance measures associated with each business unit, but believe that the measures are appropriate in terms of accomplishing both short-term and long-term business unit goals, and believe that the target performance set represented a fair measure of expected performance that would not be achieved simply by maintaining status quo.(1)

(1) We believe that the disclosure of business unit performance targets should be afforded confidential treatment pursuant to Instruction 4 to Item 402(b).  In the first instance, we do not believe that disclosure of the actual target levels to be used for the 2009 bonus determinations would provide any information that is more helpful to understanding generally how our bonus compensation is determined, nor could the establishment of such targets affect a fair understanding of any named executive officer’s bonus compensation for the 2009 fiscal year.  Further, we believe that the disclosure of our business unit performance targets would allow our competitors to discern our internal forecasts, strategic direction and key business objectives relating to not only the specific line of business, but to the Company as a whole. More specifically, because the performance targets will necessarily show our expectations as to operational results relating to each business line, and in turn on a relative basis to one another, we believe disclosure of such targets would provide our competitors with a roadmap to our strategic plans in terms of, among others, growth opportunities and market focus, and that disclosure of such information would result in substantial competitive harm to the Company.  We, therefore, believe that such information satisfies the applicable standards contained in Securities Act Rule 406 or Exchange Act Rule 24b-2 and may be properly excluded under Instruction 4 to Item 402(b).

As a result of these considerations, the committee determined that individual performance was achieved at [•]%, [•]%, [•]%, [•]% and [•]% level, respectively, for each of the Chief Executive Officer, Chief Financial Officer, [and the other NEOs (to be listed)], resulting in $[•], $[•], $[•], $[•], and $[•], respectively for each of the Chief Executive Officer, Chief Financial Officer, [and the other NEOs (to be listed)] in respect of the individual performance component of the bonus.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Additionally, we have filed the Subcontract Agreement dated as of October 21, 2005 by and between MemberHealth, Inc. and Community Care Rx, L.L.C. and the Letter Agreement dated as of May 3, 2007 by and among the Company, the National Community Pharmacists Association, Community Pharmacy Ventures, Inc. and the Community MTM Services, Inc. as Exhibits 10.9 and 10.10 in an amendment to our Quarterly Report on Form 10-Q/A for the period ended September 30, 2009.  Since these agreements contain highly sensitive and competitive information, we have filed these agreements in redacted form and have separately applied to the Commission for confidential treatment of such information.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ ROBERT A. WAEGELEIN
Robert A. Waegelein